UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number: 811-08685

(check one):   [  ] Form 10-K and Form 10-
KSB       [  ] Form 10-Q and Form   10-
QSB
               [  ] Form 20-F       [  ]
Form 11-K       [x ] Form N-SAR

For Period Ended: December  31, 2003

[ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F

[ ]  Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q

[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:

 If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Rochdale Investment Trust
Full Name of Registrant

-------------------------
Former Name if Applicable

570 Lexington Avenue
Address of Principal Executive Office
(Street and Number)

New York, NY 10022
City, State and Zip Code
PART 11 - RULES 12b-25(b) and (c)
if the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x ]  (a) The reasons described in
reasonable detail in Part III of this form could not be eliminated without unreasonable effort,or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form
10-K, Form 20-F, 11-K, Form N-SAR, or
portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form IO-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [ ]

(c) The accountant's statement or other
exhibit required by rule 12b-25(c) has
been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the
reasons why the Form 10-K and Form 10-
KSB, 11-K, 20-F, IO-Q and Form IO-QSB,
N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

Waiting for financial information.



PART IV - OTHER INFORMATION

(1)   Name and telephone number of
person to contact in regard to this
notification

Joy Ausili                          (626) 914-7385

(Name)                      (Area Code)
(Telephone Number)

(2)  Have all other periodic reports required
under    section 13 or 15(d) of the
Securities Exchange Act of 1934 or
Section 30 of  the Investment Company
Act of 1940 during the preceding 12
months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no, identify report(s).

      [x ] YES     [  ] NO
(3)  Is it anticipated that any significant
change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

     [ ] YES      [x ] NO

If so, attach an explanation of the
anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Rochdale Investment Trust
(Name of Registrant as Specified in
Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                              Date:     March 1, 2004       By:   /s/
                              Joy
                              Ausili